VIA EDGAR

August 17, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Attn: Dale Welcome and Melissa Raminpour
100 F Street, N.E.
Washington, D.C. 20549
Re:	RELX PLC
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed February 20, 2020
File No. 001-13334

Ladies and Gentlemen:

We are writing on behalf of our client, RELX PLC, in response to your letter dated August 10, 2020, containing comments of the Staff of the Securities and Exchange Commission (the “Commission”), regarding RELX PLC’s Form 20-F for the fiscal year ended December 31, 2019 (the “Letter”).

As discussed on August 13, 2020 by telephone between Dale Welcome of the Commission’s Staff and George A. Stephanakis of this firm, we confirm that RELX PLC intends to submit its response to your Letter by September 10, 2020.

If you have any questions regarding the foregoing, please feel free to contact George A. Stephanakis (gstephanakis@cravath.com; tel. +44-(0)20-7453-1040).

Very truly yours,

/s/ George A. Stephanakis
George A. Stephanakis
of Cravath, Swaine & Moore LLP

cc:
Nick L. Luff
Chief Financial Officer
RELX PLC
1-3 Strand
London
WC2N 5JR
England